CAVAN MARITIME LIMITED

Wexford Plaza

411 West Putnam Avenue

Greenwich, CT  06830

(203) 862-7000

December 22, 2005

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Form S-1 Registration Statement No. 333-124874
Application for Withdrawal Pursuant to Rules 477 and 478

Ladies and Gentlemen:

Pursuant to Rule 477 and Rule 478(c) of the Securities Act of 1933, as amended, Cavan Maritime Limited (the “Company”) hereby applies for withdrawal of the registration statement on Form S-1 and all exhibits thereto filed with the Securities and Exchange Commission (the “Commission”) on May 13, 2005 (File No. 333-124874), as amended by Amendment No. 1 filed with the Commission on June 23, 2005 and Amendment No. 2 filed with the Commission on August 29, 2005 (as amended, the “Registration Statement”).

The Company requests withdrawal because the Company has determined that the sale of the securities covered by the Registration Statement at this time would not be in the best interests of its shareholders. No securities covered by the Registration Statement have been sold.

The Company further requests:

1.             That the Commission find that the withdrawal hereby requested is consistent with the public interest and the protection of investors; and

2.             That an order with the date of granting of this withdrawal be included in the files of the Commission for the Registration Statement, stating “Withdrawn upon the request of the registrant, the Commission consenting thereto.”

In order for us to confirm the granting of such order, please fax a copy of such order to Beverly Chaney, Esq., of Fulbright & Jaworski L.L.P., counsel to the Company, at (212) 318-3400.  If you have any questions regarding this application for withdrawal, please contact Gregg Berman, Esq. at (212) 318-3388 or Beverly Chaney, Esq. at (212) 318-3107.

Very truly yours,

CAVAN MARITIME LIMITED

	By:	/s/ Frederick B. Simon
	Name:	Frederick B. Simon
	Title:	Chief Executive Officer

cc: Hanna T. Teshome, Esq.